August 24, 2010

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Cray Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 Form 10-Q for Fiscal Quarter Ended June 30, 2010 Filed August 6, 2010 File No. 000-26820

Dear Ms. Collins:

Cray Inc. (the “Company”) is in receipt of the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 10, 2010, in connection with the above-referenced filings. The Company requests additional time to respond to the Staff’s comments and would expect to be in a position to respond by September 8, 2010.

Please direct any questions or comments regarding this letter to the undersigned by telephone at (206) 701-2168 or by facsimile at (206) 701-2218. Thank you for your assistance.

Respectfully yours,

/s/ Brian Henry

Brian Henry
Executive Vice President and
Chief Financial Officer

cc:	Melissa Kindelan, Staff Accountant, Securities and Exchange Commission
Matthew Crispino, Staff Attorney, Securities and Exchange Commission
David Orlic, Staff Attorney, Securities and Exchange Commission
Alan C. Smith, Fenwick & West LLP